Exhibit 24

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints William T. Torgerson and Ellen Sheriff Rogers, and each of them, his or her true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him or her, and in his or her name, place and stead, in any and all capacities, (i) to sign and file with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-8 for the registration under the Securities Act of 1933, as amended (the "Securities Act"), of 500,000 shares of Pepco Holdings, Inc. common stock, par value $.01 per share (the "Shares"), issuable under the Pepco Holdings, Inc. Non-Management Director Compensation Plan, together with any and all schedules and exhibits thereto (the "Registration Statement"), (ii) to act on, sign and file with the Commission amendments (including post-effective amendments) to the Registration Statement, together with any and all schedules and exhibits thereto, (iii) to act on, sign and file with the Commission or any state securities commission or regulatory agency all such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection with this registration statement and any amendments thereto, and (iv) to take any and all other actions that may be necessary or appropriate to effect the registration of the Shares pursuant to this Registration Statement, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requested and necessary to be done in and about the premises as fully to all intents and purposes as he or she might do or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

This Power of Attorney, although it may be signed in multiple counterparts, shall constitute a single document.

Signature	**Date**
/s/ EDMUND B. CRONIN, JR. Edmund B. Cronin, Jr.	December 30, 2004
/s/ J. B. DUNN Jack B. Dunn, IV	December 30, 2004
/s/ T. C. GOLDEN Terence C. Golden	December 30, 2004
/s/ GEORGE F. MacCORMACK George F. MacCormack	December 30, 2004
/s/ RICHARD B. McGLYNN Richard B. McGlynn	December 30, 2004
/s/ FLORETTA D. McKENZIE Floretta D. McKenzie	December 30, 2004
/s/ LAWRENCE C. NUSSDORF Lawrence C. Nussdorf	December 30, 2004
/s/ PETER F. O'MALLEY Peter F. O'Malley	December 30, 2004

/s/ FRANK ROSS   December 30, 2004
Frank K. Ross

/s/ PAULINE A. SCHNEIDER   December 30, 2004
Pauline A. Schneider

/s/ WILLIAM T. TORGERSON   December 30, 2004
William T. Torgerson

/s/ D. R. WRAASE   December 30, 2004
Dennis R. Wraase

/s/ A. T. YOUNG   December 30, 2004
A. Thomas Young